CUSIP No. 87911C 20 7	Page 1 of 6 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TEKOIL & GAS CORPORATION

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

87911C 20 7

(CUSIP Number)

Jeffery Q. Jonasen

Baker & Hostetler LLP

200 S. Orange Avenue, Suite 2300

Orlando, Florida 32801

(407) 649-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 054797 10 5	Page 2 of 6 Pages

1)	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark S. Western
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

OO
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER

10,294,404
8) SHARED VOTING POWER

0
9) SOLE DISPOSITIVE POWER

10,294,404
10) SHARED DISPOSITIVE POWER

0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,294,404
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.52%
14)	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 87911C 20 7	Page 3 of 6 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, par value $0.000001 per share (the “Shares”), of TEKOIL & Gas Corporation, a Delaware corporation (the “Company”), whose principal executive offices are located at 25050 I-45 North, Suite 525, The Woodlands, Texas 77380.

Item 2. Identity and Background.

(a) This statement is filed by Mark S. Western.

(b) The business address of Mr. Western is 25050 I-45 North, Suite 525, The Woodlands, Texas 77380.

(c) Mr. Western is the President and Chief Executive Officer of TEKOIL & Gas Corporation, an exploration stage oil and gas enterprise, whose principal executive offices are located at 25050 I-45 North, Suite 525, The Woodlands, Texas 77380.

(d) During the last five years, Mr. Western has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Western has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Western is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

5,294,404 of the Shares were acquired by Mr. Western pursuant to an Acquisition Agreement dated as of May 25, 2005, among the Company (then known as Pexcon, Inc.), Tekoil & Gas Corporation, a Florida corporation (“TGC”), the shareholders of TGC and Gerald M. Dunne, in exchange for his shares of TGC common stock, no par value. No funds were borrowed in connection with the transaction. The remaining 5,000,000 Shares of Mr. Western’s 10,294,404 Shares were granted to him by the Company as compensation for services.

Item 4. Purpose of the Transaction.

Mr. Western acquired the Shares for investment purposes.

Other than the transaction described in Item 3 above, Mr. Western has no further specific plans or proposals which relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Mr. Western holds the Shares

CUSIP No. 87911C 20 7	Page 4 of 6 Pages

for investment purposes and may dispose of the Shares at any time, except that the Company has the right to repurchase up to 5,000,000 of Mr. Western’s Shares pursuant to an employment agreement and a director service agreement with Mr. Western, both dated October 21, 2005. The Company’s repurchase right is reduced by 1/36th for each full month of service as an employee or a director, as the case may be. Mr. Western may, at any time and from time to time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but he has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Western is the direct beneficial owner of 10,294,404 Shares, or approximately 58.52% of the 17,590,175 Shares outstanding as of August 31, 2006, according to information contained in the Company’s amended registration statement on Form 10-SB/A filed on September 6, 2006.

(b) Mr. Western has sole power to vote and dispose of the total amount of 10,294,404 Shares. However, the Company has the right to repurchase up to 5,000,000 of Mr. Western’s Shares pursuant to an employment agreement and a director service agreement with Mr. Western, both dated October 21, 2005. The Company’s repurchase right is reduced by 1/36th for each full month of service as an employee or a director, as the case may be.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Company has the right to repurchase up to 5,000,000 of Mr. Western’s Shares pursuant to an employment agreement and a director service agreement with Mr. Western, both dated October 21, 2005. The Company’s repurchase right is reduced by 1/36th for each full month of service as an employee or a director, as the case may be.. Otherwise, Mr. Western does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Acquisition Agreement dated May 25, 2005, among the Company, TGC, the shareholders of TGC and Gerald M. Dunne (Filed as Exhibit 99.6.1 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006, and incorporated herein by reference.)

CUSIP No. 87911C 20 7	Page 5 of 6 Pages

Exhibit 2	Employment Agreement dated as of October 21, 2005, between the Company and Mark S. Western (Filed as Exhibit 99.6.3 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006, and incorporated herein by reference.)

Exhibit 3	Director Service Agreement dated as of October 21, 2005, between the Company and Mark S. Western (Filed as Exhibit 99.6.7 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006, and incorporated herein by reference.)

CUSIP No. 87911C 20 7	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2006

/s/ Mark S. Western
Mark S. Western